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                                                                      Exhibit 12

                              OWENS-ILLINOIS, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
      AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      (Millions of dollars, except ratios)

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                                                                             Nine Months ended September 30,
                                                                             -------------------------------
                                                                                  2000           1999
                                                                             ---------       --------
Earnings (loss) before income taxes, and minority
   share owners' interests ...........................................        ($ 439.7)      $  437.4
Less:      Equity earnings ...........................................           (14.6)         (15.6)
Add:       Total fixed charges deducted from earnings ................           382.0          335.8
           Proportional share of pre-tax earnings (loss)
              of 50% owned associates ................................             8.2            7.6
           Dividends received from less
             than 50% owned associates ...............................             5.9            7.2
                                                                               -------       --------

           Earnings (loss) available for payment
              of fixed charges .......................................        ($  58.2)      $  772.4
                                                                               =======       ========
Fixed charges (including the Company's proportional
   share of 50% owned associates):

           Interest expense ..........................................        $  353.2       $  308.4
           Portion of operating lease rental deemed to
           be interest ...............................................            21.2           20.7
           Amortization of deferred financing costs and
           debt discount expense .....................................             7.6            6.7
                                                                               -------       --------

           Total fixed charges deducted from earnings
              and fixed charges ......................................        $  382.0       $  335.8

Preferred stock dividends (increased to assumed
   pre-tax amount) ...................................................            26.0           27.2
                                                                               -------       --------

Combined fixed charges and preferred stock
   dividends .........................................................        $  408.0       $  363.0
                                                                               =======       ========

Deficiency of earnings available to cover fixed charges ..............           440.2

Ratio of earnings to fixed charges ...................................                            2.3

Deficiency of earnings available to cover fixed charges and
   preferred stock dividends .........................................           466.2

Ratio of earnings to combined fixed charges and
   preferred stock dividends .........................................                            2.1

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